

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 3, 2017

Ronen Luzon
Chief Executive Officer
My Size, Inc.
3 Arava St., pob 1026
Airport City, Israel 7010000

> **Re:** **My Size, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 27, 2017**
> **File No. 333-221199**

Dear Mr. Luzon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Richard A. Friedman, Esq.
        Sheppard, Mullin, Richter & Hampton LLP